FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports Third Quarter 2008 Unaudited Financial Results
BEIJING, November 21, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the third quarter ended September 30, 2008.
Financial Highlights
Highlights for the Third Quarter of 2008:
•	Total revenues: $13.5 million, representing an increase of 6.0% quarter-over-quarter and a decrease of 0.7% year-over-year; higher than our previous guidance of $12-13 million.

•	Wireless value-added services (“WVAS”) revenues: $11.0 million, representing an increase of 20.1% quarter-over-quarter and a decrease of 3.0% year-over-year.

•	Recorded music revenues, which are from our record label businesses: $2.5 million, representing a decline of 30.2% quarter-over-quarter and an increase of 11.0% year-over-year.

•	Net loss: $9.2 million

•
Net loss included impairment charges totaling $6.1 million in respect of our music business representing a goodwill impairment charge of $1.7 million, an impairment loss for the investment in music equity affiliate of $1.9 million for our recorded music business as well as a write-down of $2.5 million on other acquired intangible assets from this business and a foreign exchange loss of $4.5 million on currency holdings.

•	Adjusted EBITDA[1]: $1.2 million

•	Diluted loss per ADS: $0.42
Commenting on the third quarter results, QD Wang, Chairman and CEO of Hurray! stated:
“After excluding the impact of impairment charges and foreign exchange losses, we achieved positive EBITDA in Q3. This was primarily due to the growth of our WVAS business which suffered in the previous quarter from the impact of the Sichuan earthquake and also benefited from the seasonal impact of summer holidays. Our music business also continued to be impacted by the national focus on the successful Beijing Olympics but since the beginning of the fourth quarter, we are gradually seeing a return of music promotions and events. We continue to focus on our new media strategies as we develop into a leading entertainment content production and distribution house in China. ”
Business Results
Total revenues for the third quarter ended September 30, 2008 were $13.5 million, representing growth of 6.0% from $12.8 million for the preceding quarter, and a decline of 0.7% from $13.6 million for the same quarter last year.

[1]
A non-GAAP measure, which is defined as income from continuing operations before interest, tax, depreciation, amortization, impairment for goodwill and investment in music equity affiliate, write- down of intangible assets, stock-based compensation, gains on reduction of acquisition payable, reversal of Unicom liability and foreign exchange loss.

Total wireless value-added services revenues were $11.0 million for the third quarter of 2008, representing growth of 20.1% from $9.2 million in the previous quarter and a decline of 3.0% as compared to $11.4 million in the same quarter of 2007.
Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Hurray! Secular Bird, were $2.5 million, representing a decline of 30.2% as compared to $3.6 million in the previous quarter and an increase of 11.0% as compared to $2.2 million in the same period of 2007.
Total gross margin was 30.9% for the third quarter of 2008 as compared to 36.4% for the previous quarter and 23.5% for the same period of 2007.
Gross margin for wireless value-added services was 26.4% for the third quarter of 2008, as compared to 29.8% in the previous quarter and 19.6% for the same period of 2007.
Recorded music gross margin was 51.2% for the third quarter of 2008 as compared to 53.4% in the previous quarter and 43.1% for the same period of 2007.
Total gross profit was $4.2 million for the third quarter of 2008, representing a decline of 9.9% compared to $4.6 million for the previous quarter, and growth of 30.9% as compared to $3.2 million for the same period of 2007.
We recorded a foreign exchange loss of $4.5 million, arising from the drop in the value of the Euro against the United States Dollar in the quarter. Earlier in the year we converted a substantial part of our dollar cash balances into Euro term deposits to improve yield as well as to protect against further dollar weakening. The recent highly volatile markets have seen the dollar strengthen as investors and financial institutions de-leveraged and we recorded a further exchange loss in the fourth quarter of $4.5 million. Currently we hold all non-Renminbi cash in United States dollars.
Total operating expenses, which included impairment charges of $ 4.2 million in respect of our music business were $8.7 million for the third quarter of 2008, representing an increase of 166.8% as compared to the total operating expenses of $3.3 million for the previous quarter, which benefited from the reversal of a liability to China Unicom of $1.56 million, and a decline of 43.0% as compared to the total operating expenses of $15.3 million for the same period of 2007, which included impairment charges of $9.6 million for our wireless business.
During the third quarter of fiscal year 2008, we performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing, coupled with the decline in the market price of the Company’s common stock. This resulted in a $2.5 million write-down of the intangible assets, which is included in the “General and administrative” line item and a $1.7 million impairment of goodwill in the Unaudited Condensed Consolidated Statements of Operations. The Company used the income approach and market approach to determine the fair value. We also tested our investments in music equity affiliate for impairment and recorded a write-down of $1.9 million in the third quarter of fiscal year 2008.

The income tax benefit for the third quarter of 2008 was $0.4 million, as compared to an income tax expense of $0.3 million in the previous quarter and an income tax benefit of $0.1 million in the same period of 2007.
An additional gain of $0.2 million on sale of our systems integration business was recognized in the third quarter of 2008 due to additional cash received on the collection of the accounts receivable at the disposal date.
Net loss was $9.2 million for the third quarter of 2008.
Adjusted EBITDA was $1.2 million for the quarter ended September 30, 2008, as compared with an adjusted income of $0.8 million in the previous quarter and an adjusted loss of $1.3 million in the third quarter of 2007. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.
Fully diluted loss per ADS was $0.42 based on a weighted average of 21.9 million diluted ADSs for the third quarter of 2008, as compared to the diluted earnings per ADSs of $0.07 based on a weighted average of 21.9 million diluted ADSs for the previous quarter, and a fully diluted loss per ADS of $0.53 based on a weighted average of 21.7 million diluted ADSs for the third quarter of 2007.
As of September 30, 2008, the Company had $65.9 million in cash and cash equivalents.
Business Highlights
Despite the previously mentioned impacts on our music business throughout Q3, we have consistently focused on developing our existing and new artists, as well as expanding our marketing and promotion channels. As part of our strategy to improve our music business through strategic initiatives and promotional activities, our affiliated music companies, Huayi Brothers Music, Freeland Music, New Run, and Secular Bird had the following successes in the third quarter:
•
Huayi Brothers Music and Secular Bird released a series of new songs, including 2 compilations and 5 singles, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “You Are My Hero” by Yu Quan and “Listen To Me” by the compilation theme songs from the popular reality-competition show “Sprite My Show 2008” became popular hits in the third quarter.

•
Freeland Music signed up Jang Nara, a famous Korean artist, who had her breakout role as a leading actress in both Chinese and Korean popular television series Successful Story of a Bright Girl and Bratty Princess. The company also released an EP, titled ‘Most be Loved’ (“Zui Xiang Xi”) by Zhao Ke in the third quarter. Freeland’s affiliate, Fly Songs, is expected to organize various live performances for popular Hong Kong artists in the next quarter, including Eason Chan’s live performance in Tianjin City, Dave Wang Chieh and Deric Wen Zhaolun’s ‘Hong Kong Classic Performance’ in Zhejiang province, and etc.

We also launched 10 new titles on China Mobile’s game portal, including “Crazy Bricks”, “Extreme Snowboarding”, and “The Adventure of Mayadi”. In Q4, we plan to launch 15 new titles.

Business Outlook
For the fourth quarter of 2008, Hurray! expects its total consolidated revenues to be between $14 and $15 million.
Hurray! To Make Strategic Investment in Taiwan’s Seed Music Group Limited
On September 24, 2008, the Company announced the signing of definitive agreements to make a strategic investment in Taiwan’s Seed Music Group Limited (“Seed Music”). Seed Music is a very well-known music production company which focuses on artist development, music production and offline distribution of music in the Asia Pacific, especially in China, Taiwan and Hong Kong. Its portfolio of artists includes some of the most popular singers in the Asia Pacific, such as Kenji Wu Ke Qun, and Guang Liang. Kenji Wu was nominated twice for the best Chinese male singer in Taiwan respectively at the 2006 and 2007 Golden Melody Awards.
Conference Call
The Company will host a conference call to discuss the third quarter results at

Time:	9:00. pm Eastern Standard Time on November 20, 2008, or 10:00. am Beijing/Hong Kong Time on November 21, 2008

The dial-in number:	+1-866-270-6057 (US) +1-617-213-8891 (International) Password: 38718458
A replay of the call will be available from November 21, 2008 until November 28, 2008 as follows:

+1-888-286-8010 (US) +1-617-801-6888 (International) PIN number: 32782876
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1995198 or http://www.hurray.com.cn/english/home.htm

About Hurray! Holding Co., Ltd.
Hurray! Is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird, and Seed Music Group. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! Is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! May not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! May be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! Does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of September 30,	As of December 31,
	2008	2007(1)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$65,867	$65,979
Accounts receivable	16,426	14,691
Prepaid expenses and other current assets	4,966	3,120
Amount due from related parties	252	464
Current deferred tax assets	364	748
Inventories	275	293
Receivable on disposal of subsidiary	237	4,151

Total current assets	88,387	89,446

Deposits and other non-current assets	777	849
Property and equipment, net	1,209	1,636
Acquired intangible assets, net	2,353	4,971
Investment in equity affiliate	798	2,421
Goodwill	4,097	5,621
Non-current deferred tax assets	847	650

Total assets	$98,468	$105,594

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,808	$3,575
Acquisitions payable	28	7,102
Accrued expenses and other current liabilities	2,946	2,906
Amount due to related parties	210	256
Income tax payable	359	211
Current deferred tax liabilities	657	417

Total current liabilities	7,008	14,467

Long term payable	26	32
Non-current deferred tax liabilities	335	845

Total liabilities	7,369	15,344

Minority interests	5,059	4,667

Shareholders’ equity:
Ordinary shares	109	109
Additional paid-in capital	74,769	74,067
Statutory reserve	6,503	6,503
Accumulated deficit	(5,523)	(2,751)
Accumulated other comprehensive income	10,182	7,655

Total shareholders’ equity	86,040	85,583

Total liabilities and shareholders’ equity	$98,468	$105,594

(1)	December 31, 2007 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Revenues:
Wireless value-added services	11,032	11,368	31,217	39,040
Recorded music	2,494	2,247	8,315	5,595

Total revenues	13,526	13,615	39,532	44,635

Cost of revenues:
Wireless value-added services	8,124	9,140	21,723	28,351
Recorded music	1,217	1,279	4,143	2,907

Total cost of revenues	9,341	10,419	25,866	31,258

Gross profit	4,185	3,196	13,666	13,377

Operating expenses:
Product development	242	506	838	1,570
Selling and marketing	2,129	3,182	6,762	8,103
General and administrative	4,635	1,989	8,908	5,064
Reversal of Unicom liability	—	—	(1,557)	—
Impairment of goodwill	1,710	9,614	1,710	9,614

Total operating expenses	8,716	15,291	16,661	24,351

Loss from operations	(4,531)	(12,095)	(2,995)	(10,974)

Other income	107	214	242	176
Foreign exchange loss	(4,472)	—	(4,472)	—
Interest expense	—	(45)	—	(134)
Interest income	579	585	1,398	1,769
Gain on reduction of acquisition payable	—	—	5,000	—

Loss before provision for income taxes, equity in earnings (losses) of affiliate and minority interests	(8,317)	(11,341)	(827)	(9,163)

Income tax expense (benefit)	(412)	(103)	579	196

Net loss before equity in earnings (losses) of affiliate and minority interests	(7,905)	(11,238)	(1,406)	(9,359)

Equity in earnings (losses) of affiliate, net of tax	1	(51)	34	(49)
Impairment of the investment in music equity affiliate	(1,871)	—	(1,871)	—
Minority interests, net of tax	294	(165)	102	(398)

Loss from continuing operations	(9,481)	(11,454)	(3,141)	(9,806)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Discontinued operations:
Loss from discontinued operations, net of tax	—	(114)	—	(613)
Gain on sale of subsidiary, net of tax	237	33	366	33

Income (loss) from discontinued operations	237	(81)	366	(580)

Net Loss	($9,244)	($11,535)	($2,775)	($10,386)

Net loss per share-basic
Loss from continuing operations	($0.00)	($0.01)	($0.00)	($0.00)
Gain (loss) from discontinued operations	$0.00	($0.00)	$0.00	($0.00)
Net Loss	($0.00)	($0.01)	($0.00)	($0.00)

Net loss per ADS-basic
Loss from continuing operations	($0.43)	($0.53)	($0.15)	($0.45)
Gain (loss) from discontinued operations	$0.01	($0.00)	$0.02	($0.03)
Net Loss	($0.42)	($0.53)	($0.13)	($0.48)

Net loss per share-diluted
Loss from continuing operations	($0.00)	($0.01)	($0.00)	($0.00)
Gain (loss) from discontinued operations	$0.00	($0.00)	$0.00	($0.00)
Net Loss	($0.00)	($0.01)	($0.00)	($0.00)

Net loss per ADS-diluted
Loss from continuing operations	($0.43)	($0.53)	($0.15)	($0.45)
Gain (loss) from discontinued operations	$0.01	($0.00)	$0.02	($0.03)
Net Loss	($0.42)	($0.53)	($0.13)	($0.48)

Weighted average shares used in calculating basic loss per share	2,187,509,840	2,173,757,575	2,184,148,576	2,171,677,000
Weighted average ADSs used in calculating basic loss per ADS	21,875,098	21,737,576	21,841,486	21,716,770
Weighted average shares used in calculating diluted loss per share	2,187,509,840	2,173,757,575	2,184,148,576	2,171,677,000
Weighted average ADSs used in calculating diluted loss per ADS	21,875,098	21,737,576	21,841,486	21,716,770
The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and adjusted EBITDA, which are adjusted from results based on GAAP to exclude certain expenses and non-recurring events. Hurray!’s management believes the use of these non-GAAP financial measures provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results.
Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net loss from continuing operations under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Loss from continuing operations	$(9,481)	$(11,454)	$(3,141)	$(9,806)
Add (deduct):
Interest expense	—	45	—	134
Income tax expense (benefit)	(412)	(103)	579	196
Depreciation and amortization	887	1,000	2,628	2,798
Non-cash stock compensation expense	320	213	702	592
Foreign exchange loss	4,472	—	4,472	—
Intangible assets write- down	2,455	—	2,455	—
Impairment of goodwill	1,710	9,614	1,710	9,614
Impairment of the investment in music equity affiliate	1,871	—	1,871	—
Gain on reduction of acquisition payable	—	—	(5,000)	—
Reversal of Unicom liability	—	—	(1,557)	—
Interest income	(579)	(585)	(1,398)	(1,769)

Adjusted EBITDA	$1,243	$(1,270)	$3,321	$1,759

For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: November 21, 2008